February 11, 2025

Greg Lipschitz
Interim Chief Executive Officer
Firefly Neuroscience, Inc.
1100 Military Road
Kenmore, NY 14217

       Re: Firefly Neuroscience, Inc.
           Registration Statement on Form S-1
           Filed February 7, 2025
           File No. 333-284782
Dear Greg Lipschitz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Louis A. Bevilacqua, Esq.